Exhibit 4.2

AGREEMENT
FOR REGISTRATION RIGHTS

This Agreement (this “Agreement”) is entered into effective as of the 15th day of September, 2003 by Magnetek, Inc., a Delaware corporation (the “Company”), SEI Private Trust Company, a federal thrift savings bank regulated by the office of Thrift Supervision (the “Trustee”), in its capacity as successor to Deutsche Bank (the “Previous Trustee”) as trustee of the trust (the “Trust”) created under the Magnetek, Inc. FlexCare Plus Retirement Pension Plan (the “Pension Plan”), and the Company’s Pension Committee (the “Pension Committee”), in its role as the named investment fiduciary for account and on behalf of the Pension Plan.  Unless otherwise defined herein, the capitalized terms used in this Agreement shall have the meaning assigned to them in the Registration Rights Agreement dated as of June 26, 2002 by and between the Company and U.S. Trust Company, N.A. (the “Manager”) (the “Rights Agreement”).

RECITALS

WHEREAS, under the Rights Agreement, the Manager, in its capacity as the investment manager of a segregated account held in the Trust, for the account and on behalf of the Pension Plan, was granted certain registration rights with respect to Common Stock; and

WHEREAS, the Company now desires to contribute to the Trust up to 535,000 shares of Common Stock (the “Supplemental Shares”), and intends that the Trustee and Pension Committee, on behalf of the Pension Plan and Trust, be entitled to all the registration rights under the Rights Agreement with respect to the Supplemental Shares.

NOW, THEREFORE, in consideration of the premises, mutual promises, and all other terms and conditions contained herein, the parties hereto agree as follows:

1.                                       Registrable Securities.  The 535,000 shares of Common Stock to be contributed to the Trust on September 15, 2003, and any Common Stock of the Company issued in respect thereof (in the form of stock dividend or otherwise) or in exchange or replacement for the Common Stock so contributed, shall be subject to the Rights Agreement and shall be entitled to all the registration rights granted hereunder.

2.                                       Enforcement Rights. The rights of the Manager under the Rights Agreement will be exercisable by the Trustee and the Pension Committee with respect to said Supplemental Shares; it being acknowledged and agreed that the Trustee has no duties, fiduciary or otherwise, in respect of (i) the contribution of the Supplemental Shares or (ii) the determination whether to hold or divest of the Common Stock held by the Pension Plan, including the Supplemental Shares.

IN WITNESS WHEREOF, the Company, the Trustee and the Pension Committee have executed this Agreement as of the date first written above.

THE COMPANY:

MAGNETEK, INC.

By:	/s/ Tina D. McKnight

Title:	Vice President, General Counsel and Secretary

Address:	10900 Wilshire Boulevard, Suite 850 Los Angeles, CA 90024-6501

THE TRUSTEE:

SEI Private Trust Company

By:	/s/ illegible

Title:	V.P. SEI Private Trust Co.

Address:	1 Freedom Valley Drive
Oaks, PA 19456

THE PENSION COMMITTEE:

MEMBERS

/s/ David P. Reiland
Name:	David P. Reiland

/s/ Marty Schwenner
Name:	Marty Schwenner

Address:	10900 Wilshire Boulevard, Suite 850 Los Angeles, CA 90024-6501